

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

November 4, 2009

China Southern Airlines Company Limited
Xu Jie Bo-Chief Financial Officer
278 Ji Chang Road
Guangshou
People's Republic of China, 510405

      Re: China Southern Airlines Company Limited
              Form 20-F for the year ended December 31, 2008
              Filed June 25, 2009
              File Number: 001-14660

Dear Mr. Xu Jie Bo:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief